Exhibit 11.2

[Translation]

Established: May 2005

Pepper Food Service Ethics Charter

Pepper Food Service Co., Ltd.

[Articles I through III Redacted]

IV.	Code of Conduct

In accordance with the President’s message and our principles, we hereby establish the code of conduct that must be followed by all directors, officers and employees so that we can develop and improve to become an ideal society and person.

1.	Compliance with laws, regulations, etc.

We will comply with all domestic and foreign laws and regulations, this Ethics Charter, and other company rules.

2.	Social responsibility

We will not engage in any acts that are contrary to the rules of the local community, will constantly build a good relationship with the local community, and strive to proactively make contributions to society to enrich the local community.

3.	Respect for human rights and ban on discrimination and sexual harassment

We will always respect human rights and will not discriminate based on race, belief, religion, nationality, ethnicity, age, gender, social status, or mental and physical disability. We also will not engage in sexual harassment or any action that could be misunderstood to be a sexual statement or sexual harassment that creates a sense of distrust in the other party.

4.	Fair transactions

We will aim to deal with customers and business partners in a loyal, fair, and transparent manner and strive to become a company or businessperson trusted by society, and will not engage in any acts for personal gain in connection with work-related transactions. As a general rule, we will not engage in any entertainment or gift-giving with business partners, and even in cases where it cannot be avoided, we will keep it to the minimum required in light of social norms.

5.	Ensuring the reliability of financial reporting

We will ensure the reliability of financial reporting in accordance with laws, regulations, accounting standards, and company rules.

6.	Disclosure of corporate information

As a company that is trusted by society, we will make timely and proper disclosures of corporate information, such as performing IR activities through our website or other means.

7.	Creation of work environment

We will aim to keep the workplace neat and organized at all times and strive to maintain an environment that is safe, conducive to work, and free of business interference. We will also strive to create a work environment where all employees can share the same information and fully display the individual’s abilities.

8.	Separation of business and personal affairs

We will clearly separate our business and personal affairs and will not engage in any acts that are contrary to the interests of the Company or use or steal the Company’s money or goods against the interests of the Company.

9.	Information management

We will give sufficient consideration to the confidentiality of internal documents and any internal company information, information of other companies, personal information, and other information obtained in the course of business, thoroughly manage such documents and information, and strictly manage them so that information is not externally divulged. We will not engage in any insider trading regardless of what it is called.

10.	Devotion to personal development

We will be eager to take on new challenges in everything we do, take sensible actions, and constantly devote ourselves to personal development to cultivate skills that will enable us to function as members of society, both inside and outside our company.

11.	Dealing with antisocial forces

We will take a firm stand against, and do not have any relationship with, antisocial forces that pose a threat to social order and security.

Supplementary Provision

These Rules are amended effective January 16, 2009.